August 30, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mark Rakip, Staff Accountant

Re:	Independence Tax Credit Plus L.P. Form 10-K for the Fiscal Year Ended March 31, 2009 Filed June 29, 2009 File No. 033-37704

Dear Mr. Rakip:

This letter is in response to the comments in your letter to Robert Pace dated August 19, 2010 with respect to the above referenced 10-K filing for Independence Tax Credit Plus L.P. (the “Partnership”).

Form 10-K for the fiscal year ended March 31, 2009

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Short-Term, page 9

1.
We note your response to our prior comment.  In future filings, please revise the disclosure in your MD&A, financial statements, and risk factors to clearly state that you have received direct financial assistance from your general partner.  Your disclosure should include, but not be limited to, the name of the general partner, the total dollar amount of financial assistance received, the form of the assistance (i.e. loan or contribution) and the ultimate source of the funds if other than the general partner.

In all future filings, the Partnership will revise its disclosure in its MD&A, financial statements and risk factors to state whether it has received direct financial assistance from its general partner.  This disclosure will include, if applicable, the name of the general partner, the total dollar amount of financial assistance received, the form of the assistance and the ultimate source of the funds if other than the general partner.

If you have any questions or need further information, please do not hesitate to contact me at the number indicated above.  We hope that our responses to the Staff’s concerns are found to be adequate.

Very truly yours,

Independence Tax Credit Plus L.P.

By:	Related Independence Associates L.P.,
its General Partner

	By:	Independence Associates GP LLC,
a General Partner

		By:	/s/ Robert A. Pace
Robert A. Pace
Chief Financial Officer and Principal Accounting Officer